

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
JUN 3 0 2003
1086

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number 1-09623

IVAX CORPORATION
EMPLOYEE SAVINGS PLAN (PUERTO RICO)
(Full Title of the Plan)

IVAX CORPORATION
4400 Biscayne Boulevard, Miami, Florida 33137
(Name and principal executive offices of the issuer of the securities held pursuant to the Plan)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IVAX CORPORATION EMPLOYEE
SAVINGS PLAN (PUERTO RICO)

By: IVAX CORPORATION,
PLAN ADMINISTRATOR



Date: June 27, 2003

By: ______________________
Thomas E. Beier, Senior Vice President-Finance and Chief Financial Officer

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

IVAX Corporation Employee Savings Plan (Puerto Rico)

As of December 31, 2002 and 2001 and for the year ended December 31, 2002 with Report of Independent Certified Public Accountants

DOCUMENT NAME: Employee Savings PR FS02-01
SAVED: 0306-0438075
CHARGE CODE 11047265

SUBMITTED BY (LAST NAME)	DRAFT #	DATE IN	DATE NEEDED	TYPED BY (INITS.)	DELIVERY
I. Rodriguez	1	06/12/03	06/16/03	BS	email
JMM	2			JMM	

PARTNER AUTHORIZATION: Written approval by ____________ DATE: ________

FOOTED BY: ____________ DATE: ________

PROOFED BY: ____________ DATE: ________

INT. COPIES: 5 EXT. COPIES: ________ MIA LH

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

IVAX Corporation Employee Savings Plan (Puerto Rico)

As of December 31, 2002 and 2001 and for the year ended December 31, 2002
with Report of Independent Certified Public Accountants

IVAX Corporation
Employee Savings Plan (Puerto Rico)

Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001 and for the year ended December 31, 2002

Contents

Report of Independent Certified Public Accountants

To the Plan Administrator of the
IVAX Corporation Employee Savings Plan (Puerto Rico)

We have audited the accompanying statements of net assets available for benefits of the IVAX Corporation Employee Savings Plan (Puerto Rico) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 20, 2003
Miami, Florida

IVAX Corporation
Employee Savings Plan (Puerto Rico)

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Cash	$ –	$ 768
Investments	**1,838,400**	1,825,735
Contributions receivable:		
Participant contributions	**24,400**	10,658
Employer contributions	**15,750**	156,199
Total assets	**1,878,550**	1,993,360
Liabilities		
Excess salary deferral payable	–	32,950
Net assets available for benefits	**$ 1,878,550**	$1,960,410

See accompanying notes.

IVAX Corporation
Employee Savings Plan (Puerto Rico)

Statement of Changes in Net Assets Available for Benefits

For the Year ended December 31, 2002

Additions	
Contributions:	
Participant	$ 384,483
Employer	193,223
Investment income:	
Interest	7,435
Dividends	35,857
Rollover	64,614
Total additions	685,612
Deductions	
Distributions to participants	321,374
Net depreciation in fair value of investments	442,345
Administrative expenses	3,753
Total deductions	767,472
Net decrease	(81,860)
Net assets available for benefits	
Beginning of year	1,960,410
End of year	$1,878,550

See accompanying notes.

IVAX Corporation
Employee Savings Plan (Puerto Rico)

Notes to Financial Statements

December 31, 2002

1. Description

General

Effective January 1, 1996, the IVAX Corporation Employee Savings Plan (Puerto Rico) (the Plan) was established as a defined contribution pre-tax elective deferral plan to cover eligible Puerto Rico based employees of IVAX Corporation (the Employer or the Company) and affiliates. In October 1998, the Company, serving as Plan sponsor and administrator, changed its Plan trustee and recordkeeper from The Bank and Trust of Puerto Rico, which performed both functions previously, to Banco Popular de Puerto Rico and Merrill Lynch, respectively. The Company concurrently changed the Plan's investment alternatives. New investment funds were offered to the Plan's participants, while certain investment funds were eliminated from the Plan. As a result, the participants re-allocated their investments based on the Plan's new investment fund mix.

The following description provides only general information of the Plan. Participants should refer to the Plan document for a more complete description of the Plan.

Eligibility

Effective October 1, 2000, every employee who has completed one month of service for participation, as defined, may participate in the Plan on the first day of the month after such completion, provided that the individual is an employee on such date. Effective January 1, 2001, an individual shall not be eligible to participate during any time period for which the individual is (i) a temporary employee, (ii) included in a unit of employees covered by certain collective bargaining agreements or (iii) a nonresident of Puerto Rico who receives no earned income from sources within Puerto Rico.

Contributions

Participants may contribute a portion of their salary or wages through payroll deduction contributions. The Plan generally permits each participant to elect to defer up to 10% of his or her compensation. The Plan administrator may restrict elective deferrals by highly compensated employees, as defined by the Plan, as the Plan administrator determines is reasonably necessary in order to comply with certain discrimination tests. Each participant's contribution was limited by the Plan to $8,000 during 2002 and 2001. Participant contributions to the Plan are submitted

1. Description (continued)

to the trustee, who invests the contributions and investment earnings as directed by the participants. All expenses incurred by a participant's directed investments, including brokerage fees and other incidental expenses are paid solely with the funds from the account of the participant.

Employer matching contributions are discretionary; the Employer may, at its discretion, contribute on behalf of each participant an amount in cash, equal to a discretionary percentage of a participant's compensation contributed as an elective deferral contribution. Matching contributions shall be invested in accordance with the employee's investment election on file at the time of the matching contribution

In 2002, matching contributions were allocated with each bi-weekly payroll. In 2001, matching contributions were allocated as of the last day of a Plan year to each participant who elected to contribute to his or her deferral account for such year and who was an employee on the last day of such year or who was not employed on the last day of the year but who terminated employment before the last day of the Plan year on account of death, total or permanent disability (as defined in the Plan), or retirement (as defined in the Plan).

With the consent of the Employer, the Plan allows new employees to rollover amounts into the Plan from other qualified plans. The rollover contribution is permitted provided the trust from which the funds are to be transferred permits the transfer to be made.

1. Description (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and the Company's contribution and an allocation of the Plan's investment results. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest 100% in their elective deferral contributions and rollover contributions. Participants vest 100% in their Employer matching contributions after two years of service, as defined in the Plan. However, in the event of termination of a participant's employment for death, total or permanent disability, or upon attainment of the normal retirement age of 65 years, such participant's nonvested Employer matching contributions shall immediately vest 100%.

Forfeitures

The nonvested portion of the Employer matching contribution is forfeited by participants upon the distribution of the entire vested portion of the terminated participant's account. As of the end of each Plan year, any forfeitures during the year shall first be made available to reinstate previously forfeited account balances and the remaining forfeitures, if any, shall be used to reduce the contribution of the Employer for such a Plan year. Participants forfeited approximately $33,000 in 2002, which was used to reduce the Employer's contribution.

Distributions to Participants

Participants or their beneficiaries are eligible to receive distributions of their vested account balances upon retirement or termination of employment. Distributions to participants while the participant is still employed are permitted for balances rolled over into the Plan, financial hardship, as defined in the Plan, or upon the attainment of age 59-1/2. Participants or their beneficiaries may elect to receive a lump-sum distribution, an installment distribution, an annuity, a rollover or a cash-out, as defined in the Plan. In addition, participants may elect to receive the value of the stock of the Employer held in their account under the Plan in cash or in common stock of the Employer.

1. Description (continued)

Loans to Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their account balances. Loans must have a repayment period that does not exceed 60 months or up to 120 months for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 1% greater than the prime lending rate as quoted in *The Wall Street Journal* on the last day of the quarter before the loan is established.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of complete or partial termination of the Plan, affected participants fully vest in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

3. Investments

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31	
	2002	**2001**
Merrill Lynch Retirement Preservation Trust	**$684,506**	$523,421
IVAX common stock	**504,267**	751,888
Loans to participants	**161,129**	139,862
MFS Capital Opportunities Fund Class A	**132,617**	140,092
John Hancock Bond Fund Class A	**125,049**	42,812

During 2002, the Plan's investment (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(442,345) as follows:

IVAX common stock	$(332,939)
Fixed income funds	2,653
Mutual funds	(112,059)
	$(442,345)

4. Excess Salary Deferral Payable

The Plan failed certain discrimination tests for the year ended December 31, 2001 and as a result is required to return excess salary deferrals withheld from certain participants during that year. As of December 31, 2001, the amount owed but not yet disbursed to participants totaled $32,950. Accordingly, a liability for these amounts is reflected in the accompanying 2001 Statement of Net Assets Available for Benefits.

5. Transactions with Related Parties

Professional and legal fees related to the Plan are charged to the Employer. These expenses consisted of approximately $5,253 for the year ended December 31, 2002. The Employer performed certain administration and accounting services on behalf of the Plan for which no amounts are charged. The Employer contribution receivable in the amounts of $15,750 and $156,199 at December 31, 2002 and 2001, were funded in January 2003 and February 2002, respectively, with transfers of cash to the Plan.

6. Income Tax Status

The Plan has received a favorable determination letter dated July 1, 1997 from the Puerto Rico Department of Treasury. The determination letter states that the Plan meets the qualification requirement under Section 1165(a) of the Puerto Rican tax laws. Therefore, no provision has been made in the financial statements for income taxes.

7. Subsequent Events

IVAX acquired Chemsource Corporation in Puerto Rico in January 2003. Employees participating in Chemsource's savings plan began participating in the Plan beginning in June 2003.

Supplemental Schedule

IVAX Corporation Employee Savings Plan
(Puerto Rico)

EIN: 16-1003559 Plan: 002
Schedule H, line 4i—

Schedule of Assets (Held At End of Year)

December 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
*	IVAX Corporation	IVAX common stock	$504,267
*	Merrill Lynch	Merrill Lynch Retirement Preservation Trust	684,506
*	Merrill Lynch	Merrill Lynch Equity Index Trust I	4,210
	Davis Selected Advisors, LP	Davis NY Venture Fund Class A	25,875
	Franklin Templeton Investments	Franklin Small Cap Gr Fund Class I	18,740
	AIM Advisors, Inc.	AIM Global Growth Fund Class A	43,403
	Dreyfus Corporation	Dreyfus Premier Balance Fund Class A	31,512
	AIM Advisors, Inc.	AIM Blue Chip Fund Class A	87,991
	John Hancock Group	John Hancock Bond Fund Class A	125,049
	MFS Investment Management	MFS Capital Opportunities Fund Class A	132,617
	Van Kampen Funds	Van Kampen Growth & Income Fund	6,969
	Franklin Templeton Funds	Templeton World Fund	5,872
	Lord Abbett Funds	Lord Abbett Small Cap Value Fund	530
	UBS	UBS Small Cap Growth Fund	374
	Lord Abbett Funds	Lord Abbett Mid Cap Fund	5,356
*	Participants Notes Receivable	Loans to participants	161,129
			$1,838,400

* Denotes a party-in-interest.

Exhibits

23.1	Consent of Ernst & Young LLP

Exhibit 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-24593) pertaining to the Employees' Savings Plan of IVAX Corporation of our report dated June 20, 2003, with respect to the financial statements and schedule of the IVAX Corporation Employee Savings Plan (Puerto Rico) included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Miami, Florida
June 24, 2003